Issuer Free Writing Prospectus
filed pursuant to Rule 433
supplementing the Preliminary
Prospectus Supplement dated
September 8, 2010
Registration No. 333-162822
Final Term Sheet
Vale Overseas Limited
US$1,000,000,000
4.625% Guaranteed Notes due 2020

Issuer:	Vale Overseas Limited

Guarantor:	Vale S.A.

Title of securities:	4.625% Guaranteed Notes due 2020 (the “2020 Securities”).

Aggregate Principal Amount:	US$1,000,000,000

Price to Public:	99.030% of principal amount, plus accrued interest, if any, from September 15, 2010.

Gross Proceeds:	US$990,300,000

Annual Interest Rate:	4.625%

Maturity:	September 15, 2020

Interest Payment Dates:	Payable semi-annually on March 15 and September 15, commencing on March 15, 2011.

Yield to Maturity:	4.748%

Benchmark:	UST 2.625% due August 15, 2020

Benchmark Yield:	2.648%

Spread to Treasury:	UST + 210 bps

Pricing Date:	September 8, 2010

Settlement Date:	September 15, 2010 (T+5)

Ratings*:	Baa2 / BBB+ / BBB+ / BBB (high) (Moody’s / Standard & Poor’s / Fitch / DBRS)

Minimum Denominations:	US$2,000/US$1,000

Make-Whole Call Spread:	UST + 30 bps

Joint Bookrunners:	Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC

Co-Managers:	Banco Bradesco S.A. – Grand Cayman Branch
BB Securities Ltd.

Format:	SEC-Registered

Underwriters’ Discount:	0.35%

CUSIP:	91911TAL7

ISIN:	US91911TAL70

Listing:	Issuer will apply to list the 2020 Securities on the New York Stock Exchange.
* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling the Credit Suisse Prospectus Department at +1-800-221-1037 or J.P. Morgan Securities LLC at +1-866-846-2874 (each toll-free in the United States) or, if calling from outside the U.S., by calling collect J.P. Morgan Securities LLC at +1-212-834-5402.